FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

        Further to the Company’s previous announcement on September 18, 2006, of the signing of a share purchase agreement (the “SPA”) with Fortissimo Capital Fund G.P. L.P. and other investors led by Fortissimo with respect to an investment in the Company and an acquisition of shares of the Company from certain existing shareholders of the Company (including the controlling shareholders of the Company and certain office holders (the “Selling Shareholders”)), entered into an agreement on February 14, 2007 amending the SPA and having the following major terms:

■	Fortissimo shall not complete its investment in the Company and consequently, the Company shall not issue to Fortissimo shares of the Company, Fortissimo shall not transfer the consideration for such shares to the Company and all representations, warranties and undertakings made by the Company towards Fortissimo in the share purchase agreement and ancillary documents shall be null and void and without effect.

■	The closing of the sale of 548,723 shares of the Company by the Selling Shareholders (including the controlling shareholders and certain office holders of the Company) was consummated on February 14, 2007.

■	The shares sold by the existing shareholders to Fortissimo shall entitle Fortissimo to all ordinary rights to which all shareholders of the Company are entitled to by the applicable law and according to the Articles of Association of the Company. In addition, Fortissimo shall be entitled, for as long as it holds shares of the Company, constituting more than 7.5% of the issued and outstanding share capital of the Company, to appoint one (1) observer, who shall be entitled to all information distributed to members of the board prior to the board of directors’ meetings in a timely manner and to participate in all such board of directors’ meetings, subject to signing the standard non —compete and confidentiality undertaking towards the Company.

■	The Shareholder Agreement by and among Shmuel Melman, Abraham Silver, Sender Holdings Inc. and Jacob Eilenberg shall remain in effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer